PRICING SUPPLEMENT NO. 1036BG
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-162195
Dated December 22, 2010

$19,180,240 Deutsche Bank AG Autocallable Optimization Securities with Contingent Protection

Linked to the Russell 2000® Index due on December 29, 2015

Optimization

Investment Description

Autocallable Optimization Securities with Contingent Protection (the "**Securities**") are senior unsecured obligations of Deutsche Bank AG, London Branch (the "**Issuer**") with returns linked to the performance of the Russell 2000® Index (the "**Index**"). The Securities are designed for investors who want to express a neutral or bullish view on the Index. If the Closing Level of the Index on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Index Level, the Securities will be automatically called for an annualized, non-compounded, return of 9.91% (or a quarterly return of approximately 2.48%). If the Securities are not automatically called and the Final Index Level is not less than the Trigger Level, at maturity you will be entitled to receive an amount equal to your initial investment. If the Securities are not automatically called and the Final Index Level is less than the Trigger Level, you will receive your initial investment reduced by 1.00% for every 1.00% decline in the Final Index Level as compared to the Initial Index Level. Under these circumstances you will lose a significant portion, and could lose all, of your initial investment. You will not receive interest payments during the term of the Securities. **Investing in the Securities is subject to significant risks, including the risk of losing your entire initial investment. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.**

Features

❑ **Tactical Investment Opportunity —** If you believe the level of the Index will remain the same or increase in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide an opportunity to generate returns based on this market view. If the Closing Level of the Index on any Observation Date (quarterly, beginning after one year, including the Final Valuation Date) is greater than or equal to the Initial Index Level, the Securities will be automatically called for an annualized, non-compounded, return of 9.91%. If the Securities are not called, investors will have downside market exposure to the Index at maturity, subject to the contingent protection feature.

❑ **Contingent Protection Feature —** If you hold the Securities to maturity and the Final Index Level is not less than the Trigger Level, you will receive 100% of your initial investment at maturity, subject to the creditworthiness of the Issuer. If the Final Index Level is less than the Trigger Level, your Securities will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Key Dates

Trade Date	December 22, 2010
Settlement Date	December 31, 2010
Final Valuation Date[1]	December 22, 2015
Maturity Date[2]	December 29, 2015

[1] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

[2] In the event the Final Valuation Date is postponed, the Maturity Date will be the fourth business day after the Final Valuation Date as postponed.

Security Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the performance of the Russell 2000® Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Offering	Index	Call Return[†]	Initial Index Level	Trigger Level	CUSIP/ ISIN
Autocallable Optimization Securities with Contingent Protection	Russell 2000® Index (Ticker: RTY)	9.91% per annum, non-compounded	790.59	395.30, equal to 50.00% of the Initial Index Level	25154P 67 5 / US25154P6759

[†] Annualized.

See "Additional Terms Specific to the Securities" in this pricing supplement. The Securities will have the terms specified in underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part, the prospectus dated September 29, 2009 and this pricing supplement. See "Key Risks" on page 5 of this pricing supplement and "Risk Factors" beginning on page 6 in the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities offered hereby, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement and product supplement BG. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions[(1)]	Proceeds to Us
Per Security	$10.00	$0.25	$9.75
Total	$19,180,240.00	$479,506.00	$18,700,734.00

[(1)] For more detailed information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

Deutsche Bank Securities Inc. ("**DBSI**") is our affiliate. For more information see "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$19,180,240.00	$2,226.83

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Securities

You should read this pricing supplement, together with underlying supplement No. 1 dated September 29, 2009, product supplement BG dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these Securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 1 dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200168/d424b21.pdf
- Product supplement BG dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312510019698/d424b21.pdf
- Prospectus supplement dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf
- Prospectus dated September 29, 2009:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, "Securities" refers to the Autocallable Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this pricing supplement and "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

All references to "Observation Date" and "Trigger Level" in this pricing supplement shall be deemed to refer to "Call Date" and "Strike Level," respectively, as defined in the accompanying product supplement.

Investor Suitability

The suitability considerations identified below are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 5 of this pricing supplement and "Risk Factors" on page 6 of the accompanying product supplement.

The Securities may be suitable for you if, among other considerations:

- You believe the Closing Level of the Index on any Observation Date, including the Final Valuation Date, will be greater than or equal to the Initial Index Level.

- You are willing to expose your investment to the full downside performance of the Index, if the Final Index Level is less than the Trigger Level.

- You are willing and able to hold Securities that will be called on the earliest Observation Date on which the Closing Level of the Index is greater than or equal to the Initial Index Level, and you are otherwise willing and able to hold the Securities to maturity.

- You are willing to make an investment the return of which is limited to the applicable Call Return, an annualized, non-compounded, return of 9.91%.

- You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market.

- You are comfortable with the creditworthiness of Deutsche Bank AG, as Issuer of the Securities.

The Securities may *not* be suitable for you if, among other considerations:

- You do not believe that the Closing Level of the Index on any Observation Date will be greater than or equal to the Initial Index Level.

- You believe the Final Index Level will be less than the Trigger Level.

- You seek an investment that offers full protection of your initial investment.

- You are not willing to make an investment in which you could lose up to 100% of your initial investment.

- You seek an investment the return of which is not limited to the Call Return, an annualized, non-compounded, return of 9.91%.

- You are unwilling or unable to hold Securities that will be called on any Observation Date on which the Closing Level of the Index is greater than or equal to the Initial Index Level, or you are otherwise unable or unwilling to hold the Securities to maturity.

- You prefer to receive dividends and any other distributions paid on any stocks included in the Index.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

- You seek current income from this investment.

- You seek an investment for which there will be an active secondary market.

- You are unwilling or unable to assume the credit risk associated with Deutsche Bank AG, as Issuer of the Securities.

Final Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per Security (subject to a minimum purchase of 100 Securities, or $1,000)
Term	5 years, subject to a quarterly automatic call beginning after one year
Index	Russell 2000® Index (Ticker: RTY)
Call Feature	The Securities will be automatically called if the Closing Level of the Index on any Observation Date is greater than or equal to the Initial Index Level.
Observation Dates	Quarterly, beginning after one year, on the following dates: January 3, 2012, March 22, 2012, June 22, 2012, September 24, 2012, December 24, 2012, March 22, 2013, June 24, 2013, September 23, 2013, December 23, 2013, March 24, 2014, June 23, 2014, September 22, 2014, December 22, 2014, March 23, 2015, June 22, 2015, September 22, 2015 and December 22, 2015 (the "**Final Valuation Date**"). The Observation Dates are subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Call Settlement Dates	Four business days following the relevant Observation Date
Call Return	If the Securities are called, investors will receive on the applicable Call Settlement Date a cash payment per $10.00 Security equal to the Call Price for the relevant Observation Date. The Call Price will be based upon the annualized, non-compounded, Call Return of 9.91%. **Any payment on the Securities, including any contingent protection at maturity, is subject to the Issuer's ability to pay its obligations when due.**

Observation Dates	Call Return	Call Price (per $10.00 Security)
January 3, 2012	9.91%	$10.99
March 22, 2012	12.39%	$11.24
June 22, 2012	14.87%	$11.49
September 24, 2012	17.34%	$11.73
December 24, 2012	19.82%	$11.98
March 22, 2013	22.30%	$12.23
June 24, 2013	24.78%	$12.48
September 23, 2013	27.25%	$12.73
December 23, 2013	29.73%	$12.97
March 24, 2014	32.21%	$13.22
June 23, 2014	34.69%	$13.47
September 22, 2014	37.16%	$13.72
December 22, 2014	39.64%	$13.96
March 23, 2015	42.12%	$14.21
June 22, 2015	44.60%	$14.46
September 22, 2015	47.07%	$14.71
December 22, 2015 (Final Valuation Date)	49.55%	$14.96

Payment at Maturity (per $10.00 Security)	**If the Securities are not automatically called and the Final Index Level is greater than or equal to the Trigger Level,** you will be entitled to receive a cash Payment at Maturity equal to $10.00 per $10.00 Security. **If the Securities are not automatically called and the Final Index Level is less than the Trigger Level,** you will be entitled to receive a cash Payment at Maturity equal to: $10.00 + ($10.00 x Index Return); ***Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent protection at maturity, is subject to the Issuer's ability to pay its obligations when due.***
Index Return	$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Trigger Level	395.30, equal to 50.00% of the Initial Index Level
Closing Level	On any scheduled trading day, the closing level of the Index on the relevant date of calculation
Initial Index Level	790.59, the Closing Level of the Index on the Trade Date
Final Index Level	The Closing Level of the Index on the Final Valuation Date

Determining Payment Upon a Call or at Maturity



Was the Closing Level of the Index on any Observation Date greater than or equal to the Initial Index Level? — **Yes** → You will receive the Call Price for the applicable Observation Date. The Call Price is based on the annualized Call Return.

No ↓

Was the Final Index Level less than the Trigger Level? — **No** → At maturity you will be entitled to receive a payment equal to $10.00 per $10.00 Security.

Yes ↓

Determine the Index Return → At maturity, you will receive your initial investment reduced by 1% for every 1% decline in the Final Index Level as compared to the Initial Index Level, calculated as follows:

$10.00 + ($10.00 x Index Return)

Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment.

Scenario Analysis and Hypothetical Examples of Payment upon an Automatic Call or at Maturity

The following table and hypothetical examples below illustrate the Payment at Maturity or Call Price due upon an automatic call for a hypothetical range of performance for the Index. The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index relative to its Initial Index Level. We cannot predict the Final Index Level or the Closing Level of the Index on any of the Observation Dates (including the Final Valuation Date). You should not take these examples as an indication or assurance of the expected performance of the Index. You should consider carefully whether the Securities are suitable to your investment goals. The numbers in the examples and table below have been rounded for ease of analysis.

The following examples and table illustrate the Payment at Maturity or Call Price due upon an automatic call per Security:

Term:	5 years, subject to a quarterly automatic call beginning after the first year
Initial Index Level:	790.59
Trigger Level:	395.30 (50.00% of the Initial Index Level)
Call Return and Call Prices:	

Observation Dates	Call Return*	Call Price*
January 3, 2012	9.91%	$10.99
March 22, 2012	12.39%	$11.24
June 22, 2012	14.87%	$11.49
September 24, 2012	17.34%	$11.73
December 24, 2012	19.82%	$11.98
March 22, 2013	22.30%	$12.23
June 24, 2013	24.78%	$12.48
September 23, 2013	27.25%	$12.73
December 23, 2013	29.73%	$12.97
March 24, 2014	32.21%	$13.22
June 23, 2014	34.69%	$13.47
September 22, 2014	37.16%	$13.72
December 22, 2014	39.64%	$13.96
March 23, 2015	42.12%	$14.21
June 22, 2015	44.60%	$14.46
September 22, 2015	47.07%	$14.71
December 22, 2015 (Final Valuation Date)	49.55%	$14.96

* Based on the annualized Call Return of 9.91%.

Example 1 — The Closing Level of the Index on the first Observation Date is 841.50, which is greater than the Initial Index Level of 790.59 — the Securities are called.

Because the Closing Level of the Index on the first Observation Date is greater than or equal to the Initial Index Level, the Securities are automatically called on the first Observation Date at the applicable Call Price of $10.99 per Security payable on the corresponding Call Settlement Date, representing a 9.91% return on the Securities.

Example 2 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Index Level of 918.00 is greater than the Initial Index Level of 790.59 — the Securities are called.

Because the Securities were not previously called and the Final Index Level is greater than or equal to the Initial Index Level, the Securities are automatically called on the Final Valuation Date at the applicable Call Price of $14.96 per Security payable on the corresponding Call Settlement Date, representing a 49.55% return on the Securities.

Example 3 — The Closing Level of the Index is not equal to or greater than the Initial Index Level on any of the Observation Dates and the Final Index Level of 688.50 is greater than the Trigger Level of 395.30 — the Securities are NOT called.

Because the Closing Level of the Index on all of the Observation Dates is not equal to or greater than the Initial Index Level, the Securities are not automatically called. Because the Final Index Level is not less than the Trigger Level, you will be entitled to receive a Payment at Maturity equal to $10.00 per $10.00 Security.

Example 4 — The Securities have not been automatically called prior to the Final Valuation Date and the Final Index Level of 316.24 is less than the Trigger Level of 395.30 — the Securities are NOT called.

Because the Securities are not called and the Final Index Level is less than the Trigger Level, your initial investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. Accordingly, you will be entitled to receive a Payment at Maturity calculated as follows:

$$\$10.00 + (\$10.00 \times \text{Index Return}) =$$
$$\$10.00 + (\$10.00 \times -60.00\%) = \$4.00$$

If the Securities are not automatically called and the Final Index Level is less than the Trigger Level, the contingent protection feature is lost and your initial investment will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. Under these circumstances, you will lose a significant portion, and could lose all, of your initial investment. Any payment on the Securities, including any contingent protection, is subject to the creditworthiness of the Issuer.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not recognize taxable income or loss prior to the maturity of your Securities, other than pursuant to a sale or exchange (including a call), and your gain or loss on the Securities should be capital gain or loss and should be long-term capital gain or loss if you have held the Securities for more than one year. If, however, the Internal Revenue Service (the "**IRS**") were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns, generally for tax years beginning in 2011, unless a regulatory exemption is provided. Individuals who purchase the Securities should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Index or in any of the stocks included in the Index. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦ **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS OF YOUR INITIAL INVESTMENT** — The Securities do not guarantee any return of your initial investment. If the Securities are not automatically called, the return on the Securities at maturity will depend on whether the Final Index Level is greater than or equal to the Trigger Level. If the Securities are not automatically called on any Observation Date and the Final Index Level is less than the Trigger Level, you will be fully exposed to any decline in the Final Index Level as compared to the Initial Index Level. ***Accordingly, you could lose your entire initial investment.***

♦ **APPRECIATION POTENTIAL IS LIMITED TO THE CALL RETURN** — The appreciation potential of the Securities is limited to the annualized, non-compounded, Call Return of 9.91%, regardless of the performance of the Index. In addition, since the Securities could be called as early as the first Observation Date, the term of your investment could be cut short, and your return on the Securities would then be less than if the Securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the Securities at a comparable return for a similar level of risk. If the Securities are not called, you could lose your entire initial investment.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The Securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any payment upon an automatic call and any contingent protection provided at maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the Securities, and in the event Deutsche Bank AG were to default on its obligations, you may not receive the contingent protection or any other amount owed to you under the terms of the Securities.

♦ **REINVESTMENT RISK** — If your Securities are called early, the holding period over which you would receive the annualized, non-compounded, Call Return of 9.91% could be as little as one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Securities are called prior to the Maturity Date.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our exposure from the Securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment in the Securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the Securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the Securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the Securities.

♦ **YOUR CONTINGENT PROTECTION MAY TERMINATE ON THE FINAL VALUATION DATE** — If the Securities are not automatically called and the Final Index Level is greater than or equal to the Trigger Level, your initial investment in the Securities will be protected, subject to the credit of the Issuer. We refer to this feature as contingent protection. However, if the Final Index Level is less than the Trigger Level, at maturity you will be fully exposed to any depreciation in the Closing Level of the Index. Under these circumstances, your initial investment will be reduced by 1.00% for every 1.00% that the Final Index Level is less than the Initial Index Level.

♦ **CONTINGENT PROTECTION OF YOUR INITIAL INVESTMENT APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — If your Securities are not automatically called, you should be willing to hold your Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.

♦ **NO COUPON PAYMENTS, DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

♦ **INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE INDEX** — The return on your Securities may not reflect the return you would realize if you invested directly in the Index or the stocks included in the Index, or a security linked directly to the uncapped performance of the Index.

♦ **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** — While the Payment at Maturity or Call Price due upon an automatic call described in this pricing supplement is based on your entire initial investment, the original Issue Price of the Securities includes the agents' commission and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. Such cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Securities to maturity.

♦ **THERE MAY BE LITTLE OR NO SECONDARY MARKET FOR THE SECURITIES** — The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the Securities in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates may be willing to buy the Securities.

♦ **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — In addition to the Closing Levels of the Index, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ♦ the expected volatility of the Index;

  ♦ the time remaining to maturity of the Securities;

  ♦ the dividend rate on the component stocks underlying the Index;

  ♦ interest and yield rates in the market generally;

  ♦ geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events;

  ♦ supply and demand for the Securities; and

  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **POTENTIAL DEUTSCHE BANK AG IMPACT ON PRICE** — Trading or transactions by Deutsche Bank AG or its affiliates in the stocks comprising the Index, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Index, may adversely affect the market price of the stocks comprising the Index, the level of the Index, and, therefore, the value of the Securities.

♦ **POTENTIAL CONFLICT OF INTEREST** — Deutsche Bank AG and its affiliates may engage in business with the issuers of the stocks included in the Index, which may present a conflict between the obligations of Deutsche Bank AG and you, as a holder of the Securities. The calculation agent, an affiliate of Deutsche Bank AG, will determine the Final Index Level of the Index and Payment at Maturity or Call Price due upon an automatic call based on the Closing Level of the Index in the market. The calculation agent can postpone the determination of the Closing Level of the Index if a market disruption event occurs on any of the Observation Dates.

♦ **WE AND OUR AFFILIATES, OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE FINAL FUND PRICE AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Index to which the Securities are linked.

◆ **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and the IRS or a court might not agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the tax consequences of ownership and disposition of the Securities might be affected materially and adversely. As described above under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Prospective investors should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Russell 2000® Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of approximately 2,000 companies domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. *This is just a summary of the Russell 2000® Index. For more information on the Russell 2000® Index, including information concerning its composition, calculation methodology and adjustment policy, please see the section entitled "The Russell Indices — Russell 2000® Index" in the accompanying underlying supplement No. 1 dated September 29, 2009.*

The graph below illustrates the performance of the Russell 2000® Index from December 22, 2005 to December 22, 2010. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance and no assurance can be given as to the Final Index Level or the Closing Level of the Index on any Observation Date. **We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.**

Historical Performance of the Russell 2000® Index



Source: Bloomberg

The Russell 2000® Index closing level on December 22, 2010 was 790.59.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.25 per $10.00 Security. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement, minus a concession not to exceed the discounts and commissions indicated on the cover. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.